U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
In the Matter of the Application of:
BLUEROCK TOTAL INCOME+ REAL ESTATE FUND AND BLUEROCK HIGH INCOME INSTITUTIONAL CREDIT FUND AND BLUEROCK HOMES TRUST, INC. AND BLUEROCK RESIDENTIAL HOLDINGS, L.P. AND BLUEROCK INDUSTRIAL GROWTH REIT, INC. AND BLUEROCK INDUSTRIAL HOLDINGS, L.P. AND BLUEROCK FUND ADVISOR, LLC AND BLUEROCK CREDIT FUND ADVISOR, LLC AND BLUEROCK HOMES MANAGER, LLC AND BLUEROCK INDUSTRIAL MANAGER, LLC

919 Third Avenue, 40th Floor
New York, NY 10022
(212) 843 -1601
 APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
All Communications, Notices and Orders to:
Jason Emala, Esq.
Bluerock Asset Management, LLC
919 Third Avenue, 40th Floor
New York, NY 10022
Telephone: (212) 843-1601
Copies to:
Nicole Simon
Stradley Ronon Stevens & Young, LLP
100 Park Avenue, Suite 2000
New York, NY 10017
Telephone: (212) 812-4137

August 29, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

I.	SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-l, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Bluerock Total Income+ Real Estate Fund (“TI+”), an externally managed, non-diversified closed-end management investment company registered under the 1940 Act;
•
Bluerock High Income Institutional Credit Fund (“HI” and, together with TI+, the “Existing Regulated Funds”), an externally managed, non-diversified closed-end management investment company registered under the 1940 Act;

•	Bluerock Homes Trust, Inc. (“BHM”), a real estate investment trust externally managed and advised by Homes Manager (defined below);
•	Bluerock Residential Holdings, L.P. a subsidiary of BHM externally managed and advised by Homes Manager (“BHM Operating Partnership”)[2];
•	Bluerock Industrial Growth REIT, Inc. (“BIGR”), a real estate investment trust externally managed and advised by Industrial Manager (defined below);
•	Bluerock Industrial Holdings, L.P., a majority-owned subsidiary of BIGR externally managed and advised by Industrial Manager (“BIGR Operating Partnership”)[3];
•	Bluerock Fund Advisor, LLC (“BFA”), an indirect, majority-owned subsidiary of BAM (as defined below) and the investment adviser to TI+;
•	Bluerock Credit Fund Advisor, LLC (“CFA”), an indirect, majority-owned subsidiary of BAM and the investment adviser to HI;
•	Bluerock Homes Manager, LLC (“Homes Manager”), an indirect, majority-owned subsidiary of BAM and the manager and real estate investment adviser of BHM and the BHM Operating Partnership;
•
Bluerock Industrial Manager, LLC (“Industrial Manager” and, together with the Existing Regulated Funds, BHM, the BHM Operating Partnership, BIGR, the BIGR Operating Partnership, BFA, CFA and Homes Manager, the “Applicants”), an indirect, majority-owned

1  Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2  BHM Operating Partnership is neither wholly- nor majority-owned by BHM but is controlled by, and for financial reporting purposes consolidated with, BHM, which also serves as its general partner.
3  BIGR Operating Partnership is, for financial reporting purposes, consolidated with BIGR, which also serves as its general partner.

subsidiary of BAM and the manager and real estate investment adviser of BIGR and the BIGR Operating Partnership.4

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to

4  For the avoidance of doubt, BHM, the BHM Operating Partnership, BIGR, the BIGR Operating Partnership, BFA, CFA, Homes Manager and Industrial Manager are Affiliated Entities. All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.
The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.
In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS
Bluerock Asset Management, LLC (“BAM”), a Delaware limited liability company formed in 2022, and/or one or more of its affiliates (collectively with BAM, “Bluerock Control Entities”) have controlling interests in each of the Advisers, and thus may be deemed to indirectly control the Regulated Funds and the Affiliated Entities. However, the Bluerock Control Entities are holding companies; they do not currently offer investment advisory services to any person, are not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, none of the Bluerock Control Entities have been included as Applicants.
A.	TI+
TI+ is a Delaware statutory trust formed on May 25, 2012.  TI+ is registered under the 1940 Act as a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. TI+ commenced operations on October 22, 2012. TI+ intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
TI+’s primary investment objective is to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets.
TI+ has a five-member board of trustees (the “TI+ Board”), of which three members are not “interested” persons of TI+ within the meaning of Section 2(a)(19) of the 1940 Act.10
B.	HI
HI is a Delaware statutory trust formed on August 19, 2021.  HI is registered under the 1940 Act as a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. HI commenced operations on June 21, 2022. HI intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code.

8 “Adviser” means BFA, CFA, Homes Manager, Industrial Manager and any other investment adviser controlling, controlled by, or under common control with BFA, CFA, Homes Manager and/or Industrial Manager. The term “Adviser” also includes any internally-managed Regulated Fund.
9  See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
10  The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

HI’s primary investment objective is to generate high current income, while secondarily seeking attractive, long-term risk-adjusted returns, with low correlation to the broader markets.

HI has a six-member board of trustees (the “HI Board’’ and, together with the TI+ Board, and any Future Regulated Fund’s board of directors, the “Board”), of which four members are not “interested” persons of HI within the meaning of Section 2(a)(19) of the 1940 Act.
C.	BHM and BHM Operating Partnership
BHM is a Maryland corporation formed on December 16, 2021. BHM is a real estate investment trust formed to assemble a portfolio of institutional residential properties including single-family rental homes, build-to-rent communities, and other residential communities, located in knowledge-economy and high quality of life growth markets of the Sunbelt and Western United States. BHM’s principal business objective is to generate attractive risk-adjusted returns on investments by acquiring residential units, developing residential communities, and through value-add renovations.
BHM conducts its businesses primarily through the BHM Operating Partnership, of which BHM is the general partner.  BHM Operating Partnership is neither wholly- nor majority-owned by BHM but is controlled by, and for financial reporting purposes consolidated with, BHM.
Neither BHM nor the BHM Operating Partnership are considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither of them engages primarily or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  In the event that BHM or the BHM Operating Partnership were to be deemed an investment company under Section 3(a) of the 1940 Act, BHM or the BHM Operating Partnership would be excepted from the definition of an investment company under the 1940 Act pursuant to Section 3(c)(5) or Section 3(c)(6) thereof.
BHM and the BHM Operating Partnership are externally managed and advised by Homes Manager and, accordingly, may be considered to be controlled by Homes Manager.
D.	BIGR and BIGR Operating Partnership
BIGR is a Maryland Corporation formed on May 21, 2021. BIGR is a real estate investment trust formed to invest in a portfolio of Class A and B industrial properties including distribution centers, warehouses, logistics and light manufacturing industrial properties, primarily in growth markets across the United States. BIGR’s investments are primarily intended to focus on demographically attractive growth markets with industrial inventory ranging between approximately 25 million and 300 million square feet within the contiguous U.S. BIGR’s primary investment objectives include the following: (i) the preservation and protection of stockholders’ capital contributions; (ii) providing current income to stockholders in the form of regular cash distributions; and (iii) generation of attractive risk-adjusted returns and capital appreciation through the aggregation of a well-diversified industrial portfolio.
BIGR conducts its businesses primarily through the BIGR Operating Partnership, of which BIGR is the general partner.  BIGR Operating Partnership is majority-owned by BIGR and, for financial reporting purposes, is consolidated with BIGR.
Neither BIGR nor the BIGR Operating are considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither of them engages primarily or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. In the event that any of BIGR or the BIGR Operating Partnership were to be deemed an investment company under Section 3(a)

of the 1940 Act, BIGR or the BIGR Operating Partnership would be excepted from the definition of an investment company under the 1940 Act pursuant to Section 3(c)(5) or Section 3(c)(6) thereof.
BIGR and the BIGR Operating Partnership are externally managed and advised by Industrial Manager and, accordingly, may be considered to be controlled by Industrial Manager.
E.	BFA and CFA
BFA is a Delaware limited liability company formed on May 11, 2012.  BFA is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). BFA is an indirect, majority-owned subsidiary of BAM and serves as investment adviser to TI+.
CFA is a Delaware limited liability company formed on November 29, 2017. CFA is registered with the SEC as an investment adviser under the Advisers Act. CFA is an indirect, majority-owned subsidiary of BAM and serves as investment adviser to HI.
F.	Homes Manager and Industrial Manager
Homes Manager is a Delaware limited liability company formed on January 4, 2022.  Homes Manager is an indirect, majority-owned subsidiary of BAM and serves as an investment manager to BHM (including the BHM Operating Partnership).  As investment manager, Homes Manager provides for the day-to-day management of the operations of BHM (including the BHM Operating Partnership) and provides BHM (including the BHM Operating Partnership) with a management team and the appropriate support personnel to provide such management services.
Industrial Manager is a Delaware limited liability company formed on June 11, 2021.  Industrial Manager is an indirect, majority-owned subsidiary of BAM and serves as an investment manager to BIGR (including the BIGR Operating Partnership).  As investment manager, Industrial Manager provides for the day-to-day management of the operations of BIGR (including the BIGR Operating Partnership) and provides BIGR (including the BIGR Operating Partnership) with a management team and the appropriate support personnel to provide such management services.
III.	ORDER REQUESTED
The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l thereunder.
A.	Applicable Law
Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-l prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.
Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-l applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B.	Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). BFA, CFA, Homes Manager and Industrial Manager are each majority-owned by BAM, are under common control, and are thus affiliated persons of each other.
Accordingly, with respect to BFA, CFA, Homes Manager, Industrial Manager and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with BFA, CFA, Homes Manager, Industrial Manager, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company

11  Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.
C.	Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12
2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(t) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held

12 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
13 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
14 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

or disposed of, as the case may be.15
4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(l) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17
6. Dispositions:
(a)
Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)
Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-

15 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
16  Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
17 The Affiliated Entities may adopt shared Co-Investment Policies.
18 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19
7. Board Oversight
(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)
Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)
At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-l(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)
Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)
The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved

19 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

by the Required Majority under Section 57(f).20
9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A.	Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule 17d-l (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B.	Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V.	PRECEDENTS

20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
VI.	PROCEDURAL MATTERS
A.	Communications
Please address all communications concerning this Application, the Notice and the Order to:
Jason Emala, Esq.
Bluerock Asset Management, LLC
919 Third Avenue, 40th Floor
New York, NY 10022
Telephone: (212) 843-1601
Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:
Nicole Simon
Stradley Ronon Stevens & Young, LLP
100 Park Avenue, Suite 2000
New York, NY 10017
Telephone: (212) 812-413

B.	Authorizations
The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.
Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-l

21 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order);  BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-l. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
The Applicants have caused this Application to be duly signed on their behalf on the 29th day of August, 2025.
Bluerock Total Income+ Real Estate Fund

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: President

Bluerock High Income Institutional Credit Fund

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: President

Bluerock Homes Trust, Inc.

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

Bluerock Residential Holdings, L.P.

By: Bluerock Homes Trust, Inc., its general partner

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

Bluerock Industrial Growth REIT, Inc.

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

Bluerock Industrial Holdings, L.P.

By: Bluerock Industrial Growth REIT, Inc., its general partner

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

Bluerock Fund Advisor, LLC

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

Bluerock Credit Fund Advisor, LLC

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

Bluerock Homes Manager, LLC

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

Bluerock Industrial Manager, LLC

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Total Income+ Real Estate Fund that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Bluerock Total Income+ Real Estate Fund

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: President

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock High Income Institutional Credit Fund that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Bluerock High Income Institutional Credit Fund

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: President

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Homes Trust, Inc. that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Bluerock Homes Trust, Inc.

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Residential Holdings, L.P. that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Bluerock Residential Holdings, L.P.

By: Bluerock Homes Trust, Inc., its general partner

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Industrial Growth REIT, Inc. that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Bluerock Industrial Growth REIT, Inc.

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Industrial Holdings, L.P. that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Bluerock Industrial Holdings, L.P.

By: Bluerock Industrial Growth REIT, Inc., its general partner

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Fund Advisor, LLC that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Bluerock Fund Advisor, LLC

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Credit Fund Advisor, LLC that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Bluerock Credit Fund Advisor, LLC

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Homes Manager, LLC that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Bluerock Homes Manager, LLC

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Industrial Manager, LLC that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Bluerock Industrial Manager, LLC

By: /s/Jordan Ruddy
Name: Jordan Ruddy
Title: Authorized Person

EXHIBIT A
Resolutions of Board of Directors of Bluerock Total Income+ Real Estate Fund
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of Bluerock Fund Advisor, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Trustees of Bluerock High Income Institutional Credit Fund
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of Bluerock Credit Fund Advisor, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.